

17016744

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilshire Pacific Capital Advi

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8447 Wilshire Blvd., Suite 202
(No. and Street)

Beverly Hills	CA	90211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric J. Weissman - (310) 526-3323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric J. Weissman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilshire Pacific Capital Advisors, LLC, as of Feb. 28, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2017 by Eric T. Weissman proved to me on the basis of satisfactory evidendes to be the person who appeared before me.

Notary Public Lorraine Scotti


LORRAINE SCOTTI
COMM. # 2149483
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. APR. 18, 2020



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Wilshire Pacific Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Wilshire Pacific Capital Advisors, LLC as of December 31, 2016, and the related statement of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Wilshire Pacific Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilshire Pacific Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Wilshire Pacific Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Wilshire Pacific Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Wilshire Pacific Capital Advisors, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	165,929
Accounts receivable		33,313
Total assets	$	199,242

Liabilities & Member's Equity

Liabilities

Accounts payable	$	227
Accrued Expenses		128,000
Total liabilities		128,227

Member's equity

Member's equity		71,015
Total member's equity		71,015
Total liabilities and member's equity	$	199,242

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Services Income	$ 325,815
Commission Income	90,750
Interest Income	10
Total revenues	416,575
Expenses	
Commission expense	320,000
Computer and IT expense	235
Occupancy and equipment rental	6,000
Professional fees	12,300
Bad debt expense	30,000
Project Costs	24,000
Other operating expenses	3,607
Total expenses	396,142
Net income (loss) before income tax provision	20,433
Income tax provision	1,700
Net income (loss)	$ 18,733

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

	Member's Equity
Balance at December 31, 2015	$ 52,282
Member's distributions	-
Member's contributions	-
Net income (loss)	18,733
Balance at December 31, 2016	$ 71,015

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net income (loss)		$ 18,733
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (3,313)	
Increase (decrease) in liabilities:		
Accounts Payable	(1,273)	
Accrued Expenses	6,039	
Commissions Payable	120,000	
Total adjustments		121,453
Net cash provided by (used in) operating activities		140,186
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		140,186
Cash at beginning of year		25,743
Cash at end of year		$ 165,929

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wilshire Pacific Capital Advisors, LLC (the "Company") was organized in the State of California on December 24, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by Eric J. Weissman.

The Company provides limited corporate finance services to small to middle market companies operating within the healthcare industry and others. The Company can also engage in private placements and mergers and acquisitions services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value.

Investment advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Wilshire Pacific Capital Advisors, L.L.C.
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Summary of Significant Accountancy Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company provided for $1,700 in California state franchise taxes.

Note 3: ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

Accounts receivable	$	33,313
Less: Allowance for doubtful accounts		-
Accounts receivable, net	$	33,313

Note 4: COMMISSIONS PAID TO PRINCIPAL

The Company pays the major portion of its net income to Williamsburg Holdings, LLC which is wholly owned by the Company's Chief Executive Officer and principal. In 2016, these payments totaled $320,000 and appear on the accompanying Statement of Income as Commissions.

Note 5: RELATED PARTY TRANSACTIONS

None

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $37,702 which was $29,154 in excess of its required net capital of $8,548; and the Company's ratio of aggregate indebtedness ($128,227) to net capital was 3.4 to 1, which is less than the 15 to 1 maximum allowed.

Wilshire Pacific Capital Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Member's equity	$ 71,015	
Total stockholder's equity		$ 71,015
Less: Non-allowable assets		
Accounts receivable	(33,313)	
Total non-allowable assets		(33,313)
Net Capital		37,702
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 8,548	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(8,548)
Excess net capital		$ 29,154
Ratio of aggregate indebtedness to net capital	3.40	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

See independent auditor's report

Wilshire Pacific Capital Advisors, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Wilshire Pacific Capital Advisors, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Wilshire Pacific Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wilshire Pacific Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Wilshire Pacific Capital Advisors, LLC stated that Wilshire Pacific Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wilshire Pacific Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wilshire Pacific Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

I, as the sole member of management of Wilshire Pacific Capital Advisors, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Wilshire Pacific Capital Advisors, LLC

By:



Eric J. Weissman, President

2/10/2017